SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS ANNOUNCES SETTLEMENT AGREEMENT SIGNED WITH CHIEF SCIENTIST

Cary, N.C. – September 09, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) (“Sapiens” or “Company”), a leading global provider of innovative business solutions that modernize business processes and enable insurance organizations to adapt quickly to change, and a member of the Formula (NASDAQ: FORTY and TASE: FORT) Group, today announced that further to its announcement on June 26, 2009, Sapiens has signed a settlement agreement with the Chief Scientist of the Israeli Ministry of Industry (“OCS”) regarding the dispute between Sapiens and the OCS relating to alleged royalty payment obligations. Pursuant to the settlement agreement, Sapiens will pay the OCS an interim amount of NIS 6 million (approximately $1.6 million) and Sapiens will undergo a technological review by the OCS based on the results of which, the amount owing to the OCS will be determined. In addition, the liens imposed by the OCS will be removed and Sapiens will withdraw its petition to the High Court of Justice. The interim payment is covered by an existing provision in Sapiens’ financial statements.

About Sapiens International
Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 09, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer